Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States.

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road

Central, Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States

Ping An of China Securities (Hong Kong) Company Limited

Unit 3601, 36/F, the Center

99 Queen’s Road

Central, Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States

As representatives of the prospective underwriters

VIA EDGAR

December 12, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Re:	OneConnect Financial Technology Co., Ltd. (the “Company”) Registration Statement on Form F-1 (File No: 333-234666) Registration Statement on Form 8-A (File No. 001-39147)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Standard Time on December 12, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between December 2, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated December 2, 2019 were distributed as follows: 183 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC Goldman Sachs (Asia) L.L.C. J.P. Morgan Securities LLC Ping An of China Securities (Hong Kong) Company Limited BofA Securities, Inc. HSBC Securities (USA) Inc.

As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Acceleration Request Letter]

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Raghav Maliah
Name:	Raghav Maliah
Title:	Managing Director

[Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mule
Name:	Paul J. Mule
Title:	Executive Director

[Acceleration Request Letter]

PING AN OF CHINA SECURITIES (HONG KONG) COMPANY LIMITED

By:	/s/ Xinnian Zhang
Name:	Xinnian Zhang
Title:	General Manager

[Acceleration Request Letter]

BOFA SECURITIES, INC.

By:	/s/ Michael Woo
Name:	Michael Woo
Title:	Managing Director

[Acceleration Request Letter]

HSBC SECURITIES (USA) INC.

By:	/s/ Alfred Traboulsi
Name:	Alfred Traboulsi
Title:	Managing Director

[Acceleration Request Letter]